Peter G. Leemputte
Senior Vice President and Chief Financial Officer

December 18, 2007

Mr. Brian R. Cascio
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549-0306

Re:	Brunswick Corporation
Form 10-K for the year ended December 31, 2006
File No. 001-01043

Dear Mr. Cascio:

This letter sets forth the response of Brunswick Corporation (the “Company”) to the Commission’s comment letter dated December 10, 2007.  The Company has reproduced each of the staff’s questions and indicated its response thereafter.  The Company has reviewed this response with its current external auditors, who agree with the Company’s position.

The Company believes that the following responses appropriately address the staff’s comments and respectfully requests that the staff reconsider its request that the Company file prospective revisions to disclosures in its 2006 Form 10-K.  The Company does not believe that a revision is warranted.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Matters Affecting Comparability, page 21

1.
We note that you disclose non-GAAP financial measures that exclude certain items such as restructuring charges and non recurring tax benefits. Please tell us how your non-GAAP financial measures comply with the guidance of Item 10(e) of Regulation S-K.

Response:

The Company provides a prominent Overview and Outlook section in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in which non-GAAP financial measures utilized by the Company in the filing are defined in Matters Affecting Comparability.  As discussed on page 21 and page 22 of the MD&A, Brunswick’s management believes that the non-GAAP financial measures and the information they provide are useful to investors because they permit investors to view Brunswick’s performance using the same tools that Brunswick utilizes to gauge progress in achieving its goals and better evaluate its ongoing business performance.

The Company has used these non-GAAP financial measures for several years, both in presenting its results to shareholders and the investment community, and in the evaluation and management of its business. Management uses these financial measures to facilitate internal and external comparisons to its historical operating results in making operating decisions. These measures are also utilized by the Board of Directors to evaluate management.

In compliance with Regulation S-K, Item 10 (e), the Company has included in the MD&A the most directly comparable financial measures calculated and presented in accordance with GAAP with equal prominence as the non-GAAP measures presented. For each of the non-GAAP financial measures presented, quantitative reconciliations are clearly presented on page 23 and page 32 of the MD&A that show the differences between the non-GAAP financial measures and the GAAP financial measures in the statements of income and statements of cash flows, respectively.  Accordingly, the Company believes that the current presentation complies with Regulation S-K, Item 10 (e).

Brunswick Corporation  1 N. Field Court  Lake Forest, IL 60045
Telephone  847-735-4241   Facsimile  847-735-4042

Item 8. Financial Statements and Supplementary Data, page 41

Consolidated Statements of Cash Flows, page 50

2.
We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because your use of the indirect method of determining cash flows from operating activities begins with net loss from continuing operations rather than net loss as required by SFAS 95, paragraph 28. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:

●
You change your presentation to address the point noted above and to comply with SFAS 95 in your next periodic report. If you expect to request effectiveness of a registration statement or mail a transactional proxy statement prior to filing this periodic report, you should include the changed presentation as well as the annual cash flow information requested below in that registration/proxy statement prior to effectiveness.

●	You label either the column heading or the marginal heading as “revised” or “restated.” Characterizing the modification as “reclassified” will not suffice.

Response:

SFAS 95 allows enterprises to report net cash flow from operating activities indirectly by adjusting net income to reconcile to net cash flow. SFAS 95 does not specifically provide presentation requirements related to cash flows from discontinued operations. The Company believes that there are alternative presentations of reconciling items related to discontinued operations on a net basis. The Company's external auditor, Ernst & Young, LLP, recognizes and supports alternate presentations as being informative, meaningful to the investing public and in full compliance with the spirit and intent of SFAS 95.

In Ernst & Young, LLP’s published guidance to clients titled Financial Reporting Developments: Statement of Cash Flows – Understanding and Implementing FASB Statement No. 95, the Company's external auditor provides alternative presentations of the statement of cash flows when a company provides discontinued operations cash flows information. Ernst & Young, LLP believes that each of the alternative presentations is consistent with the requirements established by the SEC.

In line with the guidance provided by Ernst & Young, LLP and the AICPA’s Center for Public Company Audit Firms’ Alert #90, SEC Staff Position Regarding Changes to the Statement of Cash Flows Relating to Discontinued Operations, the Company elected to identify cash flows from discontinued operations separately within each statement of cash flows category. The Company discloses cash flows from continuing operations and net cash flows from discontinued operations in each of the respective categories: operating, investing and financing activities. The Company believes that this presentation satisfies the requirements set forth by SFAS 95.

Although the Company reconciled the cash flows from operating activities starting with net income from continuing operations, the Company still presents the consolidated cash flows on an enterprise-wide basis. The amounts for net cash provided by (used for) each of the cash flow activity categories, operating in particular, will not change regardless of the starting point of net earnings from continuing operations or net earnings.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

Thank you for your consideration in these matters.  Please direct questions on this response letter to my attention at 847-735-4241.

Sincerely,

/s/ PETER G. LEEMPUTTE
Peter G. Leemputte
Senior Vice President and Chief Financial Officer